Exhibit 99.3

GH Research Reports First Quarter 2026 Financial Results and Provides Business Update

•	Phase 2b results in TRD published in JAMA Psychiatry

•	GH001-HV-106 study enrolment completed; doses selected for the global Phase 3 pivotal program of GH001 in TRD

•	GH001-HV-109 US IND-opening study enrolment completed

•	Cash, cash equivalents and marketable securities of $267.3 million as of March 31, 2026

•	Net cash proceeds of an additional $111.2 million from underwritten offering received in April 2026

DUBLIN, May 14, 2026 (GLOBE NEWSWIRE) -- GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today reported financial results for the quarter ended March 31, 2026, and provided a business update.

Business Updates

Scientific Presentations and Publications

In March 2026, the results of our Phase 2b trial in TRD (GH001-TRD-201) were published in JAMA Psychiatry. A post-hoc analysis reported alongside the publication demonstrated efficacy independent of the number of prior antidepressant treatment failures, with Day 8 remission rates of 53.9%-63.6% across subgroups.

In January 2026, data from our clinical trials in TRD and bipolar II depression were presented in three posters at the 64th Annual Meeting of the American College of Neuropsychopharmacology (ACNP).

An additional three posters have been accepted to the American Society of Clinical Psychopharmacology (ASCP) Annual Meeting 2026 in Miami (May 26–29), featuring data from our Phase 2b trial in TRD (GH001-TRD-201), including the post-hoc analysis of efficacy by prior antidepressant failure, secondary endpoints covering anxiety and quality of life, and impact on anhedonia.

Proprietary Aerosol Delivery Device Study and Dose Selection

We have completed enrolment in our Phase 1 clinical pharmacology trial in the UK, evaluating our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106). We have selected the doses for our global Phase 3 pivotal program based on the results from this trial.

IND-Opening Study for GH001 in the United States

We have completed enrolment in our IND-opening Phase 1 trial of GH001 in healthy volunteers (GH001-HV-109) in the United States.

Global Pivotal Program Plans

We are seeking FDA alignment on the global Phase 3 pivotal program, which is intended to replicate the Phase 2b design. We continue to target initiation of our global pivotal program in late 2026.

“The first quarter of 2026 marks progress as planned toward our global GH001 Phase 3 pivotal program,” said Dr. Velichka Valcheva, Chief Executive Officer.

First Quarter 2026 Financial Highlights

Cash position

Cash, cash equivalents and marketable securities were $267.3 million as of March 31, 2026, compared to $280.7 million as of December 31, 2025.

Research and development expenses

R&D expenses were $12.4 million for the quarter ended March 31, 2026, compared to $7.9 million for the same quarter in 2025. The increase is primarily due to increased expenses relating to our technical development and clinical development expenses, as well as employee expenses; partly offset by a decrease in nonclinical expenses.

General and administrative expenses

G&A expenses were $6.4 million for the quarter ended March 31, 2026, compared to $4.9 million for the same quarter in 2025. The increase is primarily due to an increase in professional fees.

Net loss

Net loss was $19.0 million, or $0.31 loss per share, for the quarter ended March 31, 2026, compared to $10.8 million, or $0.19 loss per share, for the same quarter in 2025.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a Montgomery-Åsberg Depression Rating Scale (MADRS) reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our plans and expectations with respect to the initiation, timing, progress and design of our global Phase 3 pivotal program for GH001; our plans and expectations with respect to seeking FDA alignment on the pivotal program design; our plans and expectations with respect to progressing development of GH002 including with respect to the timing, scope and likelihood of IND submission and approval with the FDA; our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the United States, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk that we may not be able to initiate or complete our global Phase 3 pivotal program for GH001 on the timelines we are targeting or at all; the risk that we may not obtain FDA alignment on the pivotal program design on favorable terms or at all; the risk that future clinical trials of GH001 or clinical trials of GH002 or other product candidates we propose in future INDs are placed on clinical hold by the FDA; the risk that we may not be able to submit an IND for GH002, or to commence clinical trials in the United States on the timelines we are targeting; and those other risks described in our filings with the U.S. Securities and Exchange Commission from time to time. No assurance can be given that such future results, plans, or expectations or targets will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations

Julie Ryan
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Condensed Consolidated Interim Statement of Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three months ended March 31,
	2026	2025
	$’000	$’000
Operating expenses
Research and development	(12,379)	(7,852)
General and administration	(6,370)	(4,880)
Loss from operations	(18,749)	(12,732)

Finance income	2,194	2,759
Finance expense	(84)	(178)
Movement of expected credit loss	1	(19)
Foreign exchange loss	(2,329)	(642)
Total other (loss)/income	(218)	1,920

Loss before tax	(18,967)	(10,812)
Tax charge/(credit)	-	-
Loss for the period	(18,967)	(10,812)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	(84)	60
Currency translation adjustment	822	532
Total comprehensive loss for the period	(18,229)	(10,220)

Attributable to owners:
Loss for the period	(18,967)	(10,812)
Total comprehensive loss for the period	(18,229)	(10,220)

Loss per share
Basic and diluted loss per share (in USD)	(0.31)	(0.19)

GH RESEARCH PLC

Condensed Consolidated Interim Balance Sheet (Unaudited)

(in thousands)

	At March 31,	At December 31,
	2026	2025
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	242,652	246,251
Marketable securities	24,673	34,457
Other current assets	4,907	5,268
Total current assets	272,232	285,976
Non-current assets
Property, plant and equipment	580	620
Other non-current assets	2,455	1,634
Total non-current assets	3,035	2,254
Total assets	275,267	288,230

LIABILITIES AND EQUITY
Current liabilities
Trade payables	5,212	3,773
Lease liability	357	365
Other current liabilities	6,246	4,242
Total current liabilities	11,815	8,380
Non-current liabilities
Lease liability	75	147
Total non-current liabilities	75	147
Total liabilities	11,890	8,527

Equity attributable to owners
Share capital	1,551	1,551
Additional paid-in capital	431,133	431,061
Other reserves	14,876	13,292
Foreign currency translation reserve	(10,954)	(11,776)
Accumulated deficit	(173,229)	(154,425)
Total equity	263,377	279,703
Total liabilities and equity	275,267	288,230